UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16006289

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Estimated average burden	
hours per response......	12.00

SEC FILE NUMBER
8-53698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303 Bloomingdale IL 60108

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MANDA B SURY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
SAMUEL L CLAY
Notary Public, State of Illinois
My Commission Expires Sep 4, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets		
Cash	$	9,055
Interest Receivable		47
Commissions receivable		6,925
Prepaid and other assets		7,063
Property and equipment, net		20,493
Total assets	$	43,583
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	3,626
Total liabilities		3,626
Members' equity		39,957
Total liabilities and members' equity	$	43,583

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2015	
Revenue	
Commission income	$ 22,811
Other income	3,100
Total revenue	25,911
Expenses	
Payroll expense	15,856
Occupancy and equipment	17,312
Insurance expense	822
Execution & quote data expenses	24,903
Professional fees	7,745
Other operating expenses	4,682
Total expenses	71,320
Net Income (loss)	$ (45,409)

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2015		
Members' equity, beginning of year	$	55,326
Capital contributions		30,040
Capital withdrawals		-
Net income (loss)		(45,409)
Members' equity, end of year	$	39,957

Chicago Analytic Trading Company LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2015	
Cash flows from operating activities	
Net Income (loss)	$ (45,409)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	2,495
Realized gain(loss) on marketable securities	-
Changes in assets and liabilities:	
Commisssions receivable	(1,044)
Prepaid and other assets	12,546
Interest Receivable	(47)
Accrued liabilities	(16,964)
Due to Member	(40)
Net cash provided (used) by operating activities	(48,463)
Cash flows from financing activities	
Member contributions	30,040
Forgiveness of notes payable to related party	(1,000)
Net cash provided (used) by financing activities	29,040
Net change in cash and cash equivalents	(19,423)
Cash and cash equivalents, beginning of year	28,478
Cash end of year	$ 9,055
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Income tax payments	$ -

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Chicago Analytic Trading Company LLC (the "Company"), was formed as a limited liability company under the laws of the State of Delaware in November 2001. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Manda B. Sury.

The Company, as an introducing broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2012.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis.

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's adjusted net capital was approximately $6500 which exceeded the requirement by approximately $1500..

3. Related party transactions

At January 1 2015, the Company had notes payable to parties related through common ownership. The Loan which was due to Alpha Fund Management ("AFM") in the amount of $1,000 was forgiven by AFM in March 2015. The amount of $40 due to the Member (owner) was converted to Capital Contribution in December 2015. The forgiveness of the AFM Note was classified as Other Income in the statement of operations

EPM Strategy LLC is a customer of the Company. Commissions were derived from trades for EPM. The Company is affiliated (through common ownership) to AFM, the general partner of EPM. As part of winding down EPM, all accounts of EPM are closed as of Dec 31 2015. During the year ended December 31, 2015, the Company recognized $3668 in revenue from EPM.

4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

5. Clearing Broker Requirements

The Company's clearing broker requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 2. The Company has no requirement to maintain a cash deposit with the clearing broker.

6. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report ("Report"). Subsequent events have been evaluated

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

6. Subsequent events (continued)

through this date. There were $10,000 in additional capital contributions made between January 2016 and the Report date. The Management has decided to suspend all trading for about 6 months starting on January 1 2016. During this period a concerted effort will be made to build a strong customer base. Trading will resume when such base is established.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2015

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	39,957
Less: Non allowable assets		
Commissions receivable (inlcuded in the $6925)		(5,881)
Prepaid and other assets		(7,063)
Property and equipment, net		(20,493)
Net capital		6,520
Haircut :		-
Adjusted net capital		6,520
Net minimum capital requirement of 6.67% of aggregate indebtedness of $3626 or $5,000 whichever is greater		5,000
Excess net capital	$	1,520

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adusted net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2015, as amended	$	6,520
No reconciling items		-
Adjusted net capital per above computation	$	6,520

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2015, as amended.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2015

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Chicago Analytic Trading Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chicago Analytic Trading Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chicago Analytic Trading Company LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Chicago Analytic Trading Company LLC stated that Chicago Analytic Trading Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chicago Analytic Trading Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chicago Analytic Trading Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2016

CATC
Chicago Analytic Trading Company, LLC
Member FINRA, SIPC

4415 West Harrison Street
Suite 237
Hillside, IL 60162
312.334.1500
312.334.1501 Fax

Feb 18 2016

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madam:

For the fiscal year ending December 31, 2015, Chicago Analytic Trading Company LLC ("CATC") claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Chicago Analytic Trading Company LLC met the exemption provided above for the period ending December 31, 2015.

Sincerely,

MANDA B SURY
CEO, CATC